October 10, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Alyssa Wall / Mr. Dietrich King

Re:	Intelligent Group Ltd
Draft Registration Statement on Form F-1 Submitted September 11, 2025
CIK No. 0001916416

Dear Ms. Alyssa Wall and Mr. Dietrich King,

On behalf of Intelligent Group Ltd (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of September 30, 2025, with respect to the Company’s draft registration statement on Form F-1 as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Registration Statement on Form F-1 (the “Registration Statement”) filed concurrently with the filing of this letter in response to the Staff’s comments.

Draft Registration Statement on Form F-1

Prospectus Summary

Our Strategy, page 1

1. We note that among your intended strategies to expand your business you include: “[e]nhancing the automation and establishment of our virtual Financial PR services.” Please expand the disclosure to clarify whether you intend to develop or integrate or have already developed or integrated artificial intelligence, or otherwise clarify what you mean by “automation” of your virtual services.

Response: In response to the Staff’s comments, the Company respectfully advises the Staff that the Company’s plan regarding the “automation” of its virtual Financial PR services is currently in a preliminary strategic planning and feasibility study phase. As of the date of this response, the Company has not commenced the development of any proprietary artificial intelligence technologies, nor has it entered into any binding agreements for the integration of such technologies.

In this context, our current conception of “automation” primarily entails leveraging existing technologies, such as rules-based workflow automation tools and third-party data analytics platforms that may utilize AI subset technologies, to augment our team’s efficiency in routine tasks. We are currently evaluating the paths of internal development versus third-party integration, and no final decision has been made. The ultimate scope and implementation of this plan are subject to significant uncertainties, and we have revised our risk factors to disclose the associated risks, including the potential inability to successfully develop or integrate these technologies, on page 28 of the Registration Statement.

2. Please revise your registration statement throughout to identify the natural persons controlling each of the Selling Shareholders, as well as the address of the individual or entity. Refer to Item 9.D. of Form 20-F.

In response to the Staff’s comments, the Company has revised the Registration Statement to disclose the address of each selling shareholders and the natural persons controlling each of the selling shareholders who are entities.

3. We note your press release dated July 17, 2025 related to your company’s strategic transformation and intention to “establish an institutional-grade Web3 investor relations and financial communications ecosystem... develop two key blockchain innovations... [and] adopt a prudent and strategic digital asset allocation approach...” Please revise your disclosure to provide a description of your current business plans and the industry or industries in which you intend to operate. Refer to Item 4.B. of Form 20-F.

In response to the Staff’s comments, the Company respectfully advises the Staff that its strategic initiatives mentioned in the press release (including the establishment of a Web3 capital services platform, development of blockchain innovations, and digital asset allocation) are currently in their preliminary and exploratory stages and no new products or services related to these initiatives have been launched or implemented as of the date of this response.

The Company respectfully clarifies that its current business and substantial majority of its revenue are concentrated in its core business: providing comprehensive financial public relations services to companies and public companies listed or seeking to list in Hong Kong and the United States. This includes investor relations, media relations, financial content creation, and capital market brand communication. The Company’s primary focus and foreseeable future revenue stream will continue to be its established traditional financial PR business.

Regarding the Web3 ecosystem strategy, the Company views it as a potential natural extension of its existing core competencies. As the Web3 ecosystem develops, the Company plans to leverage its established expertise and client network to explore providing relevant financial PR services to participants in the Web3 space. This may include, but is not limited to, organizing events connecting Web3 projects with investors, providing targeted media placement services, and publishing related industry analysis reports. The Company anticipates collaborating with financial institutions and other industry participants in this exploration.

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Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at steve.lin@hankunlaw.com, +86 10 8524 5826 (work) or +86 186 1049 5593 (cell).

Thank you for your time and attention.

Yours sincerely,

/s/ Steve Lin
Steve Lin

cc.	Ms. Wai Lau, Chief Executive Officer

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